Writer=s Direct Dial (561) 237-1536

May 20, 2011

Gus Rodriguez, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liberator Medical Holdings, Inc. (“Liberator”) Form 10-K for the Year Ended September 30, 2010 Filed January 13, 2011 File No. 000-05663

Dear Mr. Rodriguez:

Reference is made to your letter dated April 20, 2011.

Liberator respectfully requests an extension to June 3, 2011, to respond to the Staff’s comments.  We understand that the Staff would like a response sooner than that date, but the date we have asked for will avoid any further extension request.

Very truly yours,

/s/ Jonathan L. Shepard

Jonathan L. Shepard Attorney for Liberator Medical Holdings, Inc.

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